Free Writing Prospectus	Filed Pursuant to Rule 433
Dated August 19, 2011	Registration Statement No. 333-172701

Sprott Physical Silver Trust

Free Writing Prospectus Published or Distributed by Media

On August 17, 2011, The Globe and Mail, a Canadian daily national newspaper, published the article attached to this free writing prospectus as Attachment A.  The article references publicly available information about sales of units of the Sprott Physical Silver Trust (the “Trust”) under the Trust’s registration statement on Form F-1 filed on March 9, 2011, as amended (File No. 333-172701) (the “Registration Statement”) by entities controlled by Mr. Eric S. Sprott.  The article also quotes certain statements made by Mr. Sprott with respect to such sales and Mr. Sprott’s views of the silver market.  Mr. Sprott is deemed to be an affiliate of the Trust.

The article was not prepared or reviewed by the Trust or any other offering participant prior to publication.  The Globe and Mail, the publisher of the article, routinely publishes articles on businesses in Canada, and is not affiliated with the Trust.  No payment was made or any consideration given to The Globe and Mail by or on behalf of the Trust or any selling shareholder listed in the Registration Statement in connection with the publication of the article.

You should consider statements published in the article or contained herein only after carefully evaluating all of the information in the Registration Statement and any amendments that may be filed in the future, including but not limited to the risks described therein.  With the exception of statements and quotations attributed directly to Mr. Sprott or derived from the Trust’s public filings, the article represents the author’s opinions, which are not endorsed or adopted by the Trust.  The statements attributed to Mr. Sprott represent the opinions of Mr. Sprott and not the Trust and were not intended and should not be considered as offering materials.

Attachment A

Streetwise

Think gold may lose some lustre? Eric Sprott sees a silver lining tim kiladze

Globe and Mail Update

Posted on Wednesday, August 17, 2011 12:32PM EDT

[GRAPHIC: GOLD SPOT PRICE, 5 DAY CHART]

[GRAPHIC: SILVER SPOT PRICE, 5 DAY CHART]

Eric Sprott, the perennial gold enthusiast, has his sights set on a new precious metal.

Mr. Sprott’s charitable organization, The Sprott Foundation, is selling two million units of its gold holdings and using the money to buy silver.

The move comes as gold veers close to $1,800 (U.S.) per ounce, and less than a week after Mr. Sprott had declared the metal “the investment of the last decade” in an interview with GoldMoney Foundation. “I think silver is going to be the investment of this decade.”

Since the commodity boom kicked into high gear last fall, Mr. Sprott has been touting silver’s merits. To demonstrate his conviction, he set up and invested his own money in the exchange-traded Sprott Physical Silver Trust (PHS.U-T [QUOTE INFORMATION OMITTED]), which buys silver bullion and stores it at the Royal Canadian Mint. Investors in the trust can cash in their units, or take delivery of silver in physical form if they wish.

He also launched a Silver Bullion Fund that enables investors to speculate on the metal’s market price, but without the physical redemption option.

Until Wednesday, though, Mr. Sprott was still committed to gold, as its price rose to new highs. It could be that he is simply cashing in on a rapid rise in the price of Sprott Physical Gold Trust (PHY.U-T [QUOTE INFORMATION OMITTED]) units, which are up 21 per cent since July 1, and of which he personally holds six million units, separate from the foundation’s holdings.

On Wednesday, Mr. Sprott said his comment about silver does not mean he is abandoning gold altogether. “Anything I said about it being the resource of the last decade was not to suggest that it wasn’t going to do well this decade,” he said. “It’s just I think silver will do better.”

He bases that conviction on supply constraints: The amount of gold already mined is about 100 times greater than silver, yet for each dollar invested in gold, another dollar is currently being invested in silver. “By definition, you can’t keep buying it at 1-to-1 and have the price stay the same” when the supplies are so different, he said.

Moreover, the price of gold is trading about 45 times the price of silver. Historically, the ratio has been about 16 times and Mr. Sprott thinks the two metals will move back in line with that ratio.

But not all silver assets are on equal footing. Mr. Sprott has been selling some of his own units in the Physical Silver Trust. In the past month, Sprott-related funds have sold about $23-million of his Silver Trust units, and earlier this spring they sold $34-million. Mr. Sprott said he is simply taking advantage of the trust unit’s 20-per-cent premium to the fund’s net asset value. (The premium has shot up since the fund was introduced last fall because of heavy retail demand, which means investors are paying more than the underlying metal’s value per unit.) He is reinvesting the proceeds in other silver investments, including the Silver Bullion Fund.

Asked if investors in the Physical Silver Trust should be alarmed that he’s cashing in, Mr. Sprott said “Anybody can do it any time they want to,” and added that his sales are “all in the public domain,” because he must report them to the U.S. Securities and Exchange Commission.

He also doesn’t apologize for shifting more of his attention to silver, and is still touting his gold trust to retail investors who think economic turmoil will send bullion prices higher. “I think silver will outperform gold this decade, so why wouldn’t I position myself, position our accounts, that way?”

Although the foundation announced that it would reinvest its money in the silver sector, it is interesting that it did not specifically say where it would invest, either in Sprott Physical Silver Trust (PHS.U-T18.970.180.96%), or the metal itself. But if you look at Sprott’s recent selling activity, it’s clear that money will go into the metal. In the past month or so, Sprott has sold about $23-million of the Silver Trust units. That comes on the heels of sales this spring worth about $34-million of the trust’s units.

The sales have been pointed out by blogger ‘kid dynamite.’ While he acknowledges that Sprott is reinvesting the money back into silver, he points out that the Silver Physical Trust currently trades at about a 20 per cent premium to the net asset value. By exiting, Sprott captures that premium and then buys the metal at fair value.

Buying the metal ties back to Mr. Sprott’s recent comments about being bullish on silver. In the GoldMoney interview, he pointed out that the physical amount of gold above ground is about 100 times greater than silver, yet people are buying the two metals on a 1-to-1 basis. That means the price of silver has to go up, he argues.

Plus, gold is trading at about 45 times the price of silver. Historically, the ratio has been about 16 times and Mr. Sprott thinks we will get back in line with that number.

But he isn’t sure of the timing. “When it actually happens, I don’t know,” he said in the interview.

FORWARD-LOOKING STATEMENTS

Matters discussed in this free writing prospectus may constitute forward-looking statements. The forward-looking statements include, but are not limited to, statements regarding the Trust’s or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this free writing prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Trust’s or management’s examination of historical trends, data contained in the Trust’s records and other data available from third parties. Although the Trust believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Trust’s control, the Trust cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Trust or its management’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, the silver industry, sources and demand of silver and the performance of the silver market.

Risks and uncertainties are further described in reports filed by the Trust with the U.S. Securities and Exchange Commission.

Sprott Physical Silver Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, once available, if you request it by calling (877) 403-2310 or (416) 203-2310.